HSBC USA INC.
Enhanced Market Participation Note
Linked to the S&P 500® Index

Filed Pursuant to Rule 433
Registration No. 333-158385
June 25, 2009

FREE WRITING PROSPECTUS
(To Free Writing Prospectus dated June 25, 2009,
Prospectus dated April 2, 2009
Prospectus Supplement dated April 9, 2009,
and Product Supplement dated April 9, 2009)

The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. This debt is not guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.

INDICATIVE TERMS

Issuer	HSBC USA Inc.
Issue	15 month Enhanced Market Participation Notes
Issuer Rating	AA- (S&P), A1 (Moody's)[1]
Pricing Date	July 20, 2009
Settlement Date	July 23, 2009
Final Valuation Date	October 20, 2010
Maturity Date	October 25, 2010
Principal Amount	$1,000 per Note
Reference Asset	S&P 500® Index (the "reference asset")
Final Settlement Value	For each note, you will receive a cash payment on the maturity date that is based on the reference return (as described below): If the reference return is greater than or equal to 0.00%, you will receive an amount equal to 100% of the principal amount plus the lesser of: (i) the product of (a) the principal amount multiplied by (b) the reference return multiplied by the upside participation rate; and (ii) the product of (a) the principal amount multiplied by (b) the maximum cap; and If the reference return is less than 0.00%, you will lose 1% of the principal amount for each percentage point that the reference return is below 0.00%. For example, if the reference return is -30%, you will suffer a 30% loss and receive 70% of the principal amount.
Upside Participation Rate	300%
Maximum Cap	An amount that will be between 20.00% and 25.00%. The actual maximum cap will be determined on the pricing date.
Reference Return	$\dfrac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$
Initial Level	The closing level of the S&P 500® Index on the pricing date
Final Level	The closing level of the S&P 500® Index on the final valuation date
CUSIP	4042K0XV2

1. A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The notes themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

2. Subject to adjustment as described under "Specific Terms of the Notes— Market Disruption Events" in the accompanying product supplement.

Notes Description

The notes provide the investor with a participation rate of 300% on the positive performance of the S&P 500® Index subject to the maximum cap. The notes are not principal protected. Accordingly, If the reference return is negative you may lose up to 100% of your initial investment in the notes.

This note is applicable for those investors who have a moderately bullish view on the performance of the S&P 500® Index, desire enhance participation returns in the positive performance of the S&P 500® Index and who are able to sustain a loss of up to 100% of their initial investment in the notes.

Highlights

* The potential for 300% upside participation in the reference asset, subject to a maximum cap of between 20.00% and 25.00% at maturity.

Hypothetical Payoff Scenarios [2]

Performance of the Underlying at Maturity	Repayment Stated in Percentage of Principal
15%	122.50%
10%	122.50%
5%	115%
3%	109%
0%	100%
-5%	95%
-10%	90%

2. Assumes a maximum cap of 22.50% ((the midpoint of the expected range of 20% to 25%)



HSBC
The world's local bank

INDEX DESCRIPTION AND HISTORICAL PERFORMANCE

10 Year Historical Month-End Performance of the Reference Asset



Past performance is not a prediction or guarantee of future results.
Source: Bloomberg Professional® service.

The S&P 500® Index is a capitalization-weighted index of 500 stocks. The index is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

Source: Bloomberg Professional® service.

INVESTOR SUITABILITY

The notes may be suitable for you if:

- You believe the reference asset will appreciate moderately—meaning that you believe the reference asset will appreciate over the term of the notes, but do not believe such appreciation multiplied by the upside participation rate is likely to exceed the maximum cap of between 20.00% to 25.00%. The actual maximum cap will be determined on the pricing date.
- You seek an investment which will provide 3 times leverage to the appreciation of the reference asset.
- You are willing to make an investment that is exposed to the full downside performance risk of the reference asset and lose up to 100% of your initial investment.
- You are willing to forego potential dividends or other distributions paid on the stocks included in reference asset.
- You do not seek current income from this investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the notes to maturity.

The notes may not be suitable for you if:

- You do not believe the reference asset will appreciate over the term of the notes.
- You are unwilling to make an investment that is exposed to the full downside performance risk of the reference asset and lose up to 100% of your initial investment.
- You seek an investment that is exposed to the full potential appreciation of the reference asset, without a cap on participation.
- You prefer to receive the potential dividends or other distributions paid on the stocks included in reference asset.
- You seek current income from this investment.
- You are unable or unwilling to hold the notes to maturity.
- You seek an investment for which there will be an active secondary market.
- You seek an investment that is 100% principal protected.
- You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities issued by HSBC or another issuer with a similar credit rating.

CERTAIN RISKS AND CONSIDERATIONS

Purchasing the notes involves a number of risks. It is suggested that prospective investors reach a purchase decision only after careful consideration with their financial, legal, accounting, tax and other advisors regarding the suitability of the notes in light of their particular circumstances. See "Risk Factors" in the accompanying Free Writing Prospectus, Product Supplement and Prospectus Supplement for a discussion of risks, which include:

- The notes are not fully principal protected and you may lose up to 100% of your initial investment.
- Your gain on the notes at maturity, if any, may not reflect the full performance of the reference asset.
- There may not be an active secondary trading market in the notes and notes should be viewed as long term instruments.
- Return on the notes is linked to the performance of the S&P 500® Index and may be positive or negative.
- Your yield may be less than that of a standard debt security of comparable maturity.
- You will not receive any periodic interest payments on the notes.
- An investment in the notes is subject to risks associated with the U.S. securities markets.
- There may be little or no secondary market for the notes—the notes will not be listed or displayed on any national securities exchange or quotation systems.
- The notes are subject to significant risks not associated with conventional fixed rate or floating rate debt securities.
- These notes are not bank deposits and are not insured by the FDIC or any other U.S. federal or state government agency.

This Free Writing Prospectus relates to one note offering linked to the reference asset identified on the cover page. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the note offering relates only to the reference asset identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the reference asset or as to the suitability of an investment in the notes.

You should read this document together with the Prospectus dated April 2, 2009, the Prospectus Supplement dated April 9, 2009, the Product Supplement dated April 9, 2009 and the Free Writing Prospectus dated June 25, 2009. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-4 of the Product Supplement and page S-3 of the Prospectus Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a Prospectus) and a second Free Writing Prospectus with the Securities and Exchange Commission for the offering to which this Free Writing Prospectus relates. Before you invest, you should read the Prospectus, the Prospectus Supplement, the Product Supplement and the other Free Writing Prospectus for more complete information about the issuer and this offering. You may get these items for free by visiting EDGAR on the SEC website at www.sec.gov Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus, Prospectus Supplement or Free Writing Prospectus if you request it by calling toll free, 1-888-800-4722.
You may also obtain:
- the Product Supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019791/v145840_424b2.htm
- the Prospectus Supplement at www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- the Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm
- the Free Writing Prospectus at http://www.sec.gov/Archives/edgar/data/83246/000114420409034383/v153326_fwp.htm

We are using this Free Writing Prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.